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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section APR 08 2016

SEC FILE NUMBER
8-65277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2015 ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chardan Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 1600
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 646-465-9003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach, CEO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chardan Capital Markets, LLC, as of

December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

STACIA BURTON
COMMISSION EXPIRES
New York County
NOTARY
PUBLIC
01BU6167142
MAY 29, 2019
STATE OF NEW YORK

Notary Public

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Chardan Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chardan Capital Markets LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 2,711,987
Accounts receivable	64,251
Due from broker	760,215
Securities owned, at fair value	1,634,709
Loan receivable, related parties	679,070
Property and equipment, net	130,325
Other assets	236,403
	$ 6,216,960

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and accounts payable	$ 913,933
Payable to broker dealers	165,903
Securities sold, not yet purchased, at fair value	6
	1,079,842
Member's equity	5,137,118
	$ 6,216,960

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets, LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is 100% owned by Chardan Securities LLC and is located in New York City. Its customers are located in the United States and are also based internationally. There were no subordinated borrowings at December 31, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax. For the year ended December 31, 2015, the Company incurred approximately $151,000 in New York City Unincorporated Business Tax.

The Company recognized the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Revenue Recognition

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking and Other Fee Income

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Securities transactions are recorded on a trade date basis. All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

Accounts Receivable

Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectable when, based on current information or factors, it is probable that the company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is released. At December 31, 2015, there is no allowance.

Significant Credit Risk

The Company's clearing and execution agreement provides that it's clearing firm Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, ICBC records customer transactions on a settlement date basis, which is generally three business days after the trade date. The financial statements include appropriate adjustments to the trade date basis.

ICBC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by ICBC are charged back to the Company.

The Company, in conjunction with ICBC, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. ICBC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through ICBC on a fully disclosed basis. The amount receivable to the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include the original transaction price and any adjustments needed to reflect fair market value as additional information becomes available. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Company in the absence of market information. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less the liquidity discount in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.

Private Equity

Investments in private operating companies consist of direct private common stock. The transaction price, excluding transaction costs, is typically the Fund's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Fund's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation techniques that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are categorized in Level 3 of the fair value hierarchy.

Fixed Income-Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable). These investments are categorized in Level 2 of the fair value hierarchy.

Fixed Income-Private Debt

The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change in carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance and credit profile of each underlying investment from the inception date through the most recent valuation date. The Company also considers realization of securities into subsequent periods. These investments in private operating companies are included in Level 3 of the fair value hierarchy.

Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.10 per warrant and warrants that out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets				
Equity				
Industrials	$ 22,905	$ -	$ -	$ 22,905
Technology	4,513	-	280,867	285,380
Specialty Retail	-	1,331	-	1,331
Healthcare	-	838,006	91,606	929,612
Energy	-	-	8,160	8,160
Financial	-	11,397	-	11,397
Consumer Cyclical	-	-	4,560	4,560
Basic Materials	-	-	800	800
Media	-	-	12,096	12,096
Total Equity	27,418	850,734	398,089	1,276,241
Fixed Income	-	4,970	25,000	29,970
Warrants				
Technology	-	263,321	-	263,321
Healthcare	-	-	50,097	50,097
Media and other	-	-	15,080	15,080
Total Warrant	-	263,321	65,177	328,498
Total Assets	$ 27,418	$ 1,119,025	$ 488,266	$ 1,634,709
Liabilities				
Equity securities				
Healthcare	$ -	$ 6	$ -	$ 6

The Company's policy is to recognize transfers in to and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2015, transfers from Level 3 in to Level 2 were in the amount of $524,592. Amounts were transferred to comply with securities that were converted in to non-Level 3 securities and warrants that are now valued at intrinsic value and therefore do not have any unobservable inputs.

Level 3 Change in Financial Assets and Liabilities

	Common Stock	Fixed Income-Private Debt	Private Warrants
Assets			
Beginning balance	$ 519,067	$ 283,155	$ 382,599
Purchases	168,163	-	141,530
Sales	-	-	(65,000)
Unrealized loss	(289,141)	-	(127,515)
Conversion	-	(2,524)	2,524
Transfers in to level 3	-	-	-
Transfers out of level 3	-	(255,631)	(268,961)
Ending balance	$ 398,089	$ 25,000	$ 65,177
The total amount of gains for the year included in the Statement of Operations attributable to the changes in unrealized gains relating to assets held at the end of reporting period.	$ 416,656		

Gains and losses included in the Statement of Operations for the year ended December 31, 2015 are reported in Trading and Other.

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2015.

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2015:

Assets	Fair Value at December 31, 2015	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in private equity	$398,089	Market price less liquidity discount	Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement	60% (60%)
Investments in private warrants	$65,177	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement	$0.02 - $0.10 ($0.07)

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2015:

Computer equipment and software	$ 426,790
Furniture and Fixtures	285,964
Leasehold improvement	134,121
	846,875
Less accumulated depreciation	716,550
	$ 130,325

Depreciation and amortization expense was $25,394 for the year ended December 31, 2015.

SUBORDINATED LIABILITIES

In 2015, the Company issue and repaid subordinated notes of $3,700,000 and there was related interest expense of approximately $81,400. The subordinated notes were approved by FINRA during 2015.

6. COMMITMENT AND CONTINGENCIES

Lease

The Company entered into a lease for office space on October 22, 2013. The lease expires on June 30, 2024 and calls for monthly payments and specified escalations. Included in operations for 2015 is rent expense of approximately $786,105.

At December 31, 2015, the future minimum annual rental commitments under the lease assignment were:

Year Ending December 31,	
2016	$ 337,200
2017	337,200
2018	337,200
2019	362,000
2020	364,000
Thereafter	1,274,720
Total	$3,012,320

Letter of Credit

The Company was issued letter of credit of approximately $169,000 for rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and is included in other assets.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the company that have not yet occurred.

However, based on its experience, the company expects the risk of loss to be remote.

SEC Investigation

The United States Securities and Exchange Commission (the "SEC") is conducting an investigation in to the Company to determine if violations of federal securities laws have occurred. The SEC has requested information and the Company is in the process of responding. The Company believes that there will be no material impact to the financial statements upon ultimate resolution of this matter.

Legal and Regulatory

In the ordinary course of business the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with ICBC.

ICBC carries all of the accounts of such customers and maintains and preserves such books and records.

8. RELATED PARTY TRANSACTIONS

As of December 31, 2015, loans receivable from related parties consists of the following:

	Amount	Maturity	Interest
Loan to employees	$ 679,070	Due on demand	Non-interest bearing

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2015, the Company had net capital of $2,507,347, which was $2,407,347 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 43% as of December 31, 2015.

10. EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. The Company match to the plan was approximately $28,893 for the year ended December 31, 2015.

11. SUBSEQUENT EVENTS

The Company has evaluated and noted no events of transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 of the
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

CHARDAN CAPITAL MARKETS LLC

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL

Member's equity	$	5,137,118
Deductions and/charges:		
Non-allowable assets		1,861,635
Other deductions and/or charges		741,961
		2,603,596
Net capital before haircuts on security positions		2,533,522
Haircuts		26,175
NET CAPITAL	$	2,507,347
AGGREGATE INDEBTEDNESS	$	1,079,842
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	2,407,347
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		43%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of the February 26, 2016 amended form X-17A-5 as of December 31, 2015.

See independent auditor's report